UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 9 April, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 9 April, 2015

PRESS RELEASE

Amsterdam, 9 April, 2015

ING Group will issue USD 2.25 billion Additional Tier 1 securities

ING Group will issue USD 2.25 billion securities that qualify as Additional Tier 1 capital under CRD IV / CRR. This successful issuance will further strengthen ING's capital base.

Following significant demand from investors in Asia, Europe and the U.S, ING will issue USD 2.25 billion of USD denominated Perpetual Additional Tier 1 Contingent Convertible Capital Securities. This comprises two separate tranches: a USD 1.0 billion Perpetual Non-Callable 5 Year with coupon 6.00%; and a USD 1.25 billion Perpetual Non-Callable 10 Year with coupon 6.50%.

The securities will be subject to full conversion into ordinary shares of ING Group in the event ING Group's phased-in CET 1 ratio would fall below 7.0%.

The settlement of the securities is expected to occur on 16 April 2015 which will complete the issuance.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The registration statement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

NOTE FOR EDITORS
For further information on ING, please visit ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.com.Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 576 6385	+31 20 576 6396
Frans.Middendorff@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.
ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).
Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

 IMPORTANT LEGAL INFORMATION
Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

The securities referred to in this press release are not intended to be sold and should not be sold to retail clients in the European Economic Area, as defined in the rules set out in the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 (as amended or replaced from time to time) other than in circumstances that do not and will not give rise to a contravention of those rules by any person.

Notice to U.S. persons:  ING has filed a registration statement (including a prospectus) on Form F-3 (File No. 333-202880) and will file a preliminary prospectus supplement with the SEC (the "Preliminary Prospectus Supplement") for the offering of securities to which this press release relates. Before investing in such securities, investors should read the prospectus in that registration statement, the Preliminary Prospectus Supplement relating to the offering of the securities (when filed) and other documents that ING may file with the SEC. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and Preliminary Prospectus Supplement (when available) by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, ING Financial Markets LLC toll-free at 1-877-446-4930, J.P. Morgan Securities LLC collect at 1-212-834-4533 and UBS Securities LLC toll-free at 1-888-827-7275.

Notice to persons in The Netherlands: The securities referred to in this press release may only be offered in The Netherlands to qualified investors as defined in the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Other Jurisdictions Outside the United States:  No action may be taken in any jurisdiction other than the United States that would permit a public offering of the securities referred to in this press release or the possession, circulation or distribution of this document or the Preliminary Prospectus Supplement in any jurisdiction where action for that purpose is required. Accordingly, such securities may not be offered or sold, directly or indirectly, and neither this document, the Preliminary Prospectus Supplement nor any other offering material or advertisements in connection with such securities may be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

PDF version of press release: http://hugin.info/130668/R/1909984/681044.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 9 April, 2015